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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             AREAWIDE CELLULAR, INC.
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                 (Name of Small Business Issuer in its charter)

                Florida                                   65-0183747
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   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)


        1615 Barclay Boulevard
        Buffalo Grove, Illinois                             60089
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(Address of principal executive offices)                  (Zip Code)


         Issuer's telephone number, including area code: (847)     353-7000
                                                              ------------------


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class          Name of each exchange on which registered
        -------------------          -----------------------------------------

               None                                    None


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
    -------------------------------------------------------------------------
                                (Title of Class)


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


                                     PART I

Item 1. Description of Business


                                   THE COMPANY

         Areawide Cellular, Inc., a Florida corporation ("Areawide" or "we"), is an independent specialty retailer of cellular and wireless products, services and accessories in the Chicago and Madison and Milwaukee, Wisconsin, metropolitan area acting primarily as an agent for Southwestern Bell Mobile Systems, Inc. d/b/a Cingular Wireless ("SBM") and Ameritech Mobile Communications, Inc. d/b/a Cingular Wireless ("Ameritech"), both subsidiaries of Cingular Wireless, L.L.C. ("Cingular") and in the Jacksonville, Florida metropolitan area acting primarily as an agent for Cingular. As of May 10, 2001, we operated 45 retail stores and had a corporate direct sales force of four people. We believe that we are the largest independent specialty retailer of cellular and wireless products, services and accessories in the Chicago metropolitan area. Our stores, which are located predominantly in shopping centers or near major shopping areas, offer one-stop shopping for consumers seeking to purchase cellular, paging, and other wireless products and services and related accessories. We also install cellular telephones and anti-theft deterrent devices in vehicles at 20 of our locations.


                                     HISTORY

         We were incorporated in September 1972 under the name of Mandor, Inc. In August 1990, we changed our name to Community Redevelopment Corp., and operated as a home improvement contractor.

         In November 1997, Areawide Cellular, L.L.C., a Delaware limited liability company formerly known as SourceOne Wireless I, L.L.C. ("Areawide LLC"), acquired all of the assets of Areawide Cellular, Inc., an Illinois corporation, and its affiliates, Cellular Communications Corp., Acel, Inc. and Area Plus Paging, Inc. (collectively, the "Predecessor").

         In March 1998, we disposed of the assets and liabilities of our home improvement operations, changed our name to Areawide Cellular, Inc., and acquired all of the membership interests of Areawide LLC from Source One Wireless, L.L.C., a Delaware limited liability company ("SourceOne LLC"). In connection therewith, we issued an aggregate of 14,794,198 shares of our common stock, par value $.001 per share (the "Common Stock"), of which SourceOne LLC received 12,641,238 shares or approximately 82.5% of the shares issued. The balance of the shares were issued to 15 other investors. The transaction was accounted for as a reverse acquisition in which Areawide LLC was treated as the acquiror and Areawide the acquiree. Following the transaction, Areawide became a holding company for Areawide LLC, which continued as the operating entity.

         On October 20, 1998, Harris Family Areawide, L.L.C. ("Harris") acquired all of the Common Stock of Areawide owned by SourceOne LLC (approximately 82.5% of the outstanding shares of Common Stock) (the "Harris Acquisition").


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


         On July 17, 2000, we formed a new limited liability company, Areawide Cellular, L.L.C., a Wisconsin limited liability company ("Areawide Wisconsin"), to operate retail stores within the state of Wisconsin, principally within the Madison and Milwaukee metropolitan areas.

         On September 18, 2000, Phonz Investment, L.L.C. ("Phonz") acquired 7 million shares of the Common Stock of Areawide owned by Harris (approximately 45.7% of the outstanding shares of Common Stock) and an option to acquire 1 million shares from Harris for a period of eighteen (18) months. Harris has granted Phonz an irrevocable proxy to vote the shares during the term of the option.

         On April 9, 2001, we amended the Certificate of Organization for Areawide LLC to create a new membership class to segregate the assets and liabilities of our Florida operations from our Illinois operations.


                                BUSINESS STRATEGY

         Our business strategy is to offer an extensive assortment of wireless products and services at low prices supported by knowledgeable sales personnel at conveniently located stores. We believe that this strategy provides us with a competitive advantage by combining the extensive product selection, competitive pricing and operating efficiencies typical of a "big box" retailer (a large electronics or consumer products retailer such as Sears, Wal-Mart, Best Buy or Circuit City) with the superior customer service and upscale shopping experience characteristic of a specialty retailer. We offer wireless products from well-known, name-brand suppliers such as Ericsson, Motorola, and Nokia. Our stores typically sell up to 20 different makes and models of cellular phones and pagers and over 700 stock keeping units ("SKUs") of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. We support our broad product offerings with knowledgeable and personalized customer service that is focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs. In addition, we offer upgrade and trade-in programs.

         We believe that our store level economics compare favorably to other retailing sectors. Our comparable stores (stores we owned and operated for at least 12 full months) generated average annual sales of approximately $674,200 and $608,000 each in the years 2000 and 1999, respectively.

         Our revenues are generated principally from three sources:

         *  retail sales;

         *  activation commissions paid to us by Cingular, SBM and Ameritech;
            and

         *  residual payments made to us by Cingular, SBM and Ameritech.

         Retail sales involve the sale of cellular and wireless products such as phones, pagers, vehicle anti-theft devices and related accessories in our retail and installation outlets. Activation commissions are payments we receive from Cingular, SBM and Ameritech when a customer initially subscribes for Cingular's, SBM's or Ameritech's cellular and wireless services. The


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amount of the activation commission paid to us by Cingular, SBM or Ameritech is based upon various cellular and wireless service plans offered by Cingular, SBM or Ameritech. We must repay new subscription activation commissions to Cingular, SBM or Ameritech if the subscriber cancels his subscription prior to completion of a minimum period of continuous active service. Each customer signs a service agreement with us that requires the customer to make a payment to us in the event of early cancellation. This payment is intended to reduce or offset the resulting repayment of the new subscription activation commission we are required to make to Cingular, SBM or Ameritech. Residual payments are monthly payments made to us by Cingular, SBM, Ameritech. Cingular, SBM and Ameritech residual payments are based upon a percentage of a customer's monthly service charges. In addition, we also receive payments for pager airtime that we buy wholesale from paging carriers and then resell to individuals and small businesses, as well as payments from paging carriers as a percentage of the paging customer's monthly service charges. We earn a profit on the cellular phones we retail as the purchase price and/or activation commission exceeds the cost of the products sold.

         Historically, retail sales have accounted for most of our net revenues. As sales of discounted and "free" cellular phones designed to attract new subscribers have increased significantly, the number of activations has increased. As a result, activation commissions have become increasingly significant to our net revenues.

         We believe that as prices of wireless products and services decrease they become more affordable to consumers, expanding the wireless communications market and creating an opportunity to attract new subscribers and increase activation commissions and residual payments. As the cost of wireless products and services has decreased over time, we have offered lower prices to attract more subscribers. This strategy has increased our total activation commissions and contributed to increased gross profit.

         We believe that the combination of our broad product offerings, convenient store locations, excellent customer service and everyday low pricing strategy positions us for possible future growth. The key elements of our growth strategy include the following:

         * New Store Expansion. We contemplate opening new stores in the Chicago, Madison Milwaukee and Jacksonville metropolitan areas or in other large and fast growing wireless markets in the United States (based on industry statistics) by targeting shopping centers or stand-alone stores near major shopping areas. Any such expansion would occur in a measured manner to avoid the risks inherent with rapid growth.

         * Pursue Selective Acquisitions. We believe that the independent retail markets for cellular and wireless products in the Chicago, Madison, Milwaukee and Jacksonville metropolitan areas are highly fragmented and consist of numerous independent specialty retailers. In addition to the new stores we may open on our own, we may seek to increase the number of our stores through selective acquisitions of other specialty retailers of cellular and wireless products. Through selective acquisitions, we will seek to obtain immediate access to desirable store locations, qualified sales personnel and, in some cases, an existing subscriber base. We believe we can


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            successfully apply our operating strategy and leverage our existing infrastructure and financial controls with new acquisitions. In order to acquire other retailers, we will need to raise additional capital through debt or equity sources, and this may have a dilutive effect on our shareholders. If we are unable to raise additional capital, any acquisition we make would require us to issue shares of our Common Stock, which would have a dilutive effect on our shareholders. In implementing our growth strategy, we regularly review potential acquisition candidates that would augment or complement our existing operations.

         * Increase Comparable Store Sales. We seek to increase comparable store sales by capitalizing on the decrease in the prices of wireless products and services, which is driving the growth in cellular and wireless usage, and by pursuing repeat business from our existing customers for new products, product upgrades and additional accessories. As we increase our presence in existing markets and penetrate new markets, we expect to obtain greater brand name recognition through broader advertising, increased repeat and referral business and corporate sales.

         Our growth will depend on our ability to raise funds for our expansion, open new stores, acquire additional retailers, manage expansion, and consolidate retailers we acquire into existing operations and generally control our operating costs. Our ability to grow through the acquisition of additional stores will also be dependent upon the availability of suitable candidates, our ability to attract and retain competent management and trained sales personnel and the availability of capital to complete acquisitions. Unforeseen capital and operating expenses or other difficulties and delays frequently encountered in connection with the expansion and integration of acquired operations could have a material adverse effect upon our business, financial condition or results of operations.


                              PRODUCTS AND SERVICES

         We offer an extensive selection of cellular and wireless communications products and services. Our products and services include:

         * Cellular Phones, Services and Accessories. We offer up to 20 different makes and models of cellular phones, with an emphasis on having in-stock availability of phones that reflect the latest technology and industry trends. We display these phones by product categories and provide information regarding features and design. We believe that the manner in which we display product information encourages browsing in our stores, better educates customers and increases impulse purchasing. We offer cellular telephone service from Cingular, SBM and Ameritech and market all of their service plans and available options, including digital and analog programs. In addition, we offer pre-paid cellular service to customers who would not otherwise qualify financially for cellular telephone service. Our stores also display a wide assortment of cellular phone hardware and accessories such as batteries, home and car chargers, vehicle adapter kits, cases and starter kits from leading name-brand suppliers.


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


         * Pagers, Services and Accessories. We offer up to 10 different makes and models of wireless pagers, including numeric (pagers that can only display numbers), alphanumeric (pagers that can display numbers and/or text) and two-way (alphanumeric pagers that give users the ability to respond to messages with the touch of a button) from leading name-brand suppliers. We offer paging services from leading national carriers such as Metrocall, Weblink and Arch and offer local, regional or nationwide paging coverage. We also offer additional services such as voice mail and custom greeting as well as a broad selection of pager hardware and accessories to complement our sales of pagers and pager services.

         * Other Products. We also offer a variety of other automotive and wireless products, including satellite television systems, radar detectors, car remote start systems, car alarms, DC to AC power inverters and two-way walk-about radios.


                                  STORE DESIGN

         We believe our store design, merchandise presentation and signage are significant factors in establishing, differentiating and reinforcing the Areawide Cellular brand name. We seek to create an inviting and enjoyable shopping environment that emphasizes our distinctive, upscale image, attracts walk-in traffic and encourages impulse purchasing. We focus on detail in the layout of each of our stores, particularly lighting, colors, choice of material and placement of display cases. Each store features merchandise displays and other information that are designed to provide easy customer access and encourage browsing. We seek to present customers with simple explanations of product and service features and benefits, as well as pricing and sign-up information.


                               SALES AND MARKETING

         Our marketing strategy is designed to create brand name awareness, attract new customers and promote repeat business. We implement our marketing strategy through the use of local radio, direct mail and print media as well as in-store promotional programs and special price and product offerings. We seek to place our stores in locations where our store design will attract the attention of prospective customers.

         Our marketing programs are supplemented by Cingular, SBM, Ameritech and other suppliers in the form of cooperative advertising allowances, marketing development funds, and new store allowances. Cooperative advertising allowances are funds provided by a supplier for store advertising that features that supplier's services or products. Market development funds are additional funds provided for marketing and advertising in new markets. New store allowances are funds provided to offset the costs of developing new stores.

         The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income (such as employment, business conditions, taxation and interest rates) and the ability of shopping center anchor tenants and other attractions to generate customer traffic in the vicinity of our stores. There can be no assurance that consumer spending will not be affected by adverse economic conditions, which may in turn affect our business, financial condition or results of operations.


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


                                CUSTOMER SERVICE

         Customer service is an important element of our business strategy. With the introduction of new and technologically advanced products and service options in the wireless industry, customers require the advice of knowledgeable salespeople to assist in product and service selections. We believe that our emphasis on customer service distinguishes us within the industry. We seek to maximize customer satisfaction and generate repeat and referral business by providing high quality, knowledgeable and personalized customer service. We emphasize a consultative selling process in which trained sales personnel inquire about the needs and desires of each customer so that we can recommend the most appropriate products and services. We have implemented extensive continuing employee training programs that are designed to ensure that our sales associates are thoroughly familiar with the latest technical and functional elements of our products and services when they are introduced. Each sales professional receives in-store training prior to his or her permanent assignment. New products and services are first introduced to our sales staff by representatives of Cingular, SBM and Ameritech and our other suppliers prior to being offered to the public. Our sales representatives' compensation is comprised of a base salary and a sales commission on product sales.


                         CELLULAR AND PAGING AGREEMENTS

Cellular Telephone Service

         We offer cellular telephone services through SBM pursuant to a carrier agreement we have with SBM (the "SBM Agreement"). We offer cellular telephone services through Ameritech pursuant to a carrier agreement we have with Ameritech (the "Ameritech Agreement"). We offer cellular telephone services through Cingular pursuant to a carrier agreement we have with Cingular (the "Cingular Agreement"). Under the Cingular, SBM and Ameritech Agreements, we receive activation commissions and monthly residual payments based on the number of subscribers we enlist and the volume of their usage. We are eligible to receive bonus commissions when the volume of activations exceeds certain levels. The SBM Agreement has provisions prohibiting us from offering personal communication services ("PCS") or cellular services offered by other carriers within the Chicago and Gary, Indiana metropolitan areas during the term of the SBM Agreement and for a period of one year after its expiration or termination, unless SBM materially breaches the SBM Agreement. The Ameritech Agreement has provisions prohibiting us from offering personal communication services ("PCS") or cellular services offered by other carriers within the Madison, Wisconson and Milwaukee metropolitan areas during the term of the Ameritech Agreement and for a period of one year after its expiration or termination, unless Ameritech materially breaches the Ameritech Agreement. The Cingular Agreement has provisions prohibiting us from offering personal communication services ("PCS") or cellular services offered by other carriers within the Jacksonville, Florida metropolitan area during the term of the Cingular Agreement. If the Cingular Agreement expires by its terms or is terminated by Cingular for cause or by us without cause, the prohibition is extended for a period of six months. We believe that under Illinois law,


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the cancellation without cause or non-renewal by SBM of the SBM Agreement would render the non-competition provisions of the SBM Agreement unenforceable. In addition, we believe that under Wisconsin law, the cancellation without cause or non-renewal by Ameritech of the Ameritech Agreement would render the non-competition provisions of the Ameritech Agreement unenforceable. Further, we believe that under Florida, the non-renewal without cause by Cingular of the Cingular Agreement would render the non-competition provisions of the Cingular Agreement unenforceable. Consequently, we believe that any such cancellation or non-renewal by SBM, Ameritech or Cingular would not have a material adverse effect on our business, financial condition or results of operations, because we believe that we could replace either the SBM Agreement, the Ameritech Agreement or the Cingular Agreement with an agreement with one of SBM's, Ameritech's or Cingular's competitors. However, our inability to replace the residual payments from SBM, Ameritech or Cingular could have a material adverse effect on our business, financial condition or results of operations.

         The activation commissions we receive under the SBM and Ameritech Agreements are subject to change upon 30 days notice. The compensation payable under the Cingular Agreement may be modified once every calendar year upon thirty days written notice. SBM and Ameritech have changed their commission structure in the past and SBM, Ameritech and Cingular may change their structures in the future. A change in the commission structure may have a material adverse effect on our business, financial condition or results of operations. Payments from SBM constituted approximately 67% and 56% of our total net revenues for the years ended December 31, 2000 and 1999, respectively. We are therefore highly dependent on our relationship with SBM.

         SBM, Ameritech and Cingular are responsible for maintaining the quality and consistency of their signals, the capacities of their systems to add new customers and the competitiveness of the retail prices they charge for its cellular service. We have no ability to control SBM's, Ameritech's or Cingular's funding for system maintenance, capacity increases, marketing or the prices they charges for coverage below regulatory ceilings. Consequently, our ability to attract and retain cellular customers is dependent upon the quality and pricing of services provided by SBM, Ameritech and Cingular. While we currently believe that SBM, Ameritech and Cingular have incentives to achieve broad distribution of wireless phone services and that the current program of activation and residual payments will continue as a method of subsidizing the cost of such distribution, no assurance can be given that such payment programs will continue or will continue at their current rates. There can be no assurance that we will be able to maintain the size of the activation commissions we earn and the residual payments we receive from SBM, Ameritech and Cingular during the term of or upon the expiration or renewal of either the SBM Agreement, the Ameritech Agreement or the Cingular Agreement or in connection with entering into a new agreement with SBM, Ameritech, Cingular or any other carrier. In addition, each of the SBM Agreement, the Ameritech Agreement and the Cingular Agreement provides for the termination of residual payments to us in the event we terminate such agreement without cause. Accordingly, we have limited ability to change carriers in the Chicago, Madison, Wisconsin, Milwaukee or Jacksonville, Florida metropolitan areas in the event SBM, Ameritech or Cingular fails to provide cellular services at competitive prices and terms. There can be no assurance that either SBM, Ameritech or Cingular will continue to provide cellular services at competitive prices and terms or that we will be able to change


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carriers without a significant loss of revenues. In the event that either SBM,
Ameritech or Cingular experiences financial difficulties or fails to maintain competitive prices and services, our business, financial condition or results of operations could be materially adversely affected.

Paging Services

         In addition to our cellular telephone business, we are also a reseller of paging services. We buy blocks of paging time from paging carriers at a substantial discount and resell paging services to our customers. Our paging carrier agreements range in duration from two to three years. Paging customers are charged a monthly fee for local service and additional fees for service in other markets.


                                    SUPPLIERS

         We purchase new cellular phones directly from SBM, Ameritech and Cingular. We currently purchase other cellular and wireless products and accessories from over 15 suppliers, including SBM, Ameritech, Cingular and other large wholesale distributors. Our inventory purchases are made through our centralized purchasing department, which tracks the inventory needs of each of our stores. We have no supply contracts with our suppliers. Instead, our purchasing department negotiates payment terms, vendor financing of inventory and merchandise discounts with suppliers. We seek to obtain volume discounts from our suppliers by ordering products in greater quantities. Since cellular and wireless products and accessories can be sourced from numerous suppliers, we do not believe that we are dependent on any particular supplier for our inventory needs. However, we offer cellular telephone services through SBM, Ameritech and Cingular and are dependent upon SBM's, Ameritech's and Cingular's abilities to continue to offer and maintain cellular telephone service. See "Cellular and Paging Agreements - Cellular Telephone Service."


                                    EMPLOYEES

         As of May 10, 2001, we had approximately 189 employees, of whom 164 are involved in retail operations (including our corporate direct sales force of four), and 25 are corporate office personnel. None of Areawide's employees are covered by a collective bargaining agreement and we believe that our relationship with our employees is good.


                                   TRADEMARKS

         We have filed an application to register the tradename "Areawide Cellular" and our logo as trademarks with the United States Patent and Trademark Office.


                                INDUSTRY DYNAMICS

Retail Markets

         We believe that a shift is occurring in the distribution of cellular and wireless services, products and accessories in the United States. For many years, cellular and wireless products


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and services were distributed to consumers directly through telemarketing, direct mail, direct sales forces and, to a lesser extent, carrier-owned retail outlets. As wireless services and products have become more affordable, the market has expanded significantly and shifted to a broader consumer base which purchases for, among other reasons, convenience and security purposes. In order to improve access to such a broad consumer base, we believe carriers will seek multiple points of retail distribution, including established, independent specialty retailers such as Areawide, their own retail outlets and "big box" electronics retailers.

Technological Change and Inventory Obsolescence

         Cellular and wireless communications products and services are characterized by rapidly changing technology and evolving industry standards, which results in short product life cycles, product obsolescence and inventory price reductions. Future technological advances in the industry could lead to the introduction of new products and services that compete with the products and services we offer, and could lower the cost of competitive products and services to such an extent that we are required to further reduce the prices of our products. The services are offered by others. As the number of stores we operate increases, we will be required to raise our inventory levels, thereby increasing our risk of loss from inventory obsolescence or price reductions. Accordingly, our success is dependent upon our ability to anticipate technological changes in the industry, manage inventory levels and continually identify, obtain and successfully market new products that satisfy evolving industry and consumer requirements. In the event we are unable to obtain new products and services representing improved technology, we will be at a competitive disadvantage to retailers offering technologically advanced products and services.


                                   COMPETITION

         We believe that we are the largest independent specialty retailer of cellular and wireless products and services in the Chicago metropolitan area. Nevertheless, the industry is characterized by low barriers to entry and intense competition. Our industry is highly fragmented and is composed of national chains of "big box" electronic and consumer goods retailers, carrier-owned retail stores, and regional and local chains of other specialty cellular retailers, among others. Certain of our competitors have significantly greater resources than we have. Substantially all of these competitors market the same or similar products directly to our customers and most have the financial resources to withstand substantial price competition and implement extensive advertising and promotional programs. In recent years, the price of products and subscription rates for cellular and wireless services that we and our competitors have been able to charge customers have decreased, primarily as a result of lower costs and greater competition in the industry. We believe that significant price-based competition will continue to exist for the foreseeable future. Our ability to continue to compete successfully will be largely dependent upon our ability to maintain our current carrier and supplier relationships and to anticipate various competitive factors affecting our industry, such as new or improved products, changes in technology and consumer preferences, demographic trends, regional and local economic conditions and discount pricing and promotional strategies by competitors. We expect that there will be increasing competition in the acquisition of other cellular and wireless retailers as industry participants become larger and seek consolidation within the industry. There


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can be no assurance that we will be able to maintain or increase our size relative to our competitors or prevent the erosion of our profit margins in the face of increased competition.

         We believe that we have certain competitive advantages over other retailers in satisfying consumers' changing needs and preferences. Compared to "big box" retailers, we believe that our stores are more conveniently located and typically have more selling space devoted to wireless products. In addition, because of technological advancements and continuous introductions of new product and new service options in the wireless industry, consumers demand increasingly higher levels of service and support, access to a more extensive product selection and greater education regarding all wireless products, including cellular and paging products. We believe that because we exclusively focus on wireless products, we are able to provide more specialized and faster customer service than "big box" retailers.


                                CUSTOMER TURNOVER

         Our results of operations are significantly affected by customer cancellations of cellular phone service and pagers. If a customer cancels service within a certain period of time following activation, we have to repay the activation commission we received for enlisting that customer to SBM. The sales and marketing costs associated with attracting new cellular and paging customers are substantial relative to the costs of providing cellular and paging service to existing customers. Although we accrue for estimated deactivation losses, any material increase in our cellular or pager customer disconnection rate could materially and adversely affect our business, financial condition or results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results Of Operation


                              BASIS OF PRESENTATION

         Our financial statements reflect our consolidated results of operations and cash flows of Areawide and Areawide LLC for the years ended December 31, 2000 and 1999. All significant inter-company balances and transactions have been eliminated.


                           PRINCIPAL BUSINESS ACTIVITY

         We generate revenue from:

         *  retail equipment sales of cellular and wireless products;

         * activation commissions paid by SBM for initial customer subscription to a service plan; and

         * residual payments from SBM which are based on a percentage of the customer's monthly charges.


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         Approximately 67% of our revenues for 2000 and 56% of our revenues for
1999 resulted from payments under the SBM Agreement.

Variability of Results of Operations

         We have historically experienced, and we expect to continue to experience, seasonal fluctuations in revenues, with a larger percentage of revenues typically being realized in the fourth quarter during the holiday season. In addition, our results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of newly opened and acquired stores into our existing operations. Comparable store sales can also fluctuate significantly from period to period as a result of a variety of other factors, including the timing of periodic promotions sponsored by carriers, the introduction of new wireless equipment and the acquisition of large corporate accounts.


                              RESULTS OF OPERATIONS

Summary Financial Data

         The following table summarizes for the periods presented certain selected income statement data expressed as a percentage of total net revenues:

                                                                 YEAR
                                                            ENDED DEC. 31,
                                                            --------------
                                                          2000         1999
                                                          ----         ----
              Revenues                                    100.0        100%
              Cost of sales                                45.1%        47.5%

              Gross profit                                 54.9%        52.5%
              Selling, general and admin. expenses         42.0%        45.8%
              Depreciation and amortization                 3.9%         4.8%

              Income from operations                        9.0%         1.9%
              Interest expense                              7.2%         8.1%
              Other expense                                  .6%         -
              Income tax provision (benefit)                -           (1.4%)

              Net income  (loss)                            1.2%        (4.8%)

              Number of stores at end of period            36           31

      Year Ended December 31, 2000 Compared To Year Ended December 31, 1999

         Total revenues increased $3.0 million, or 16.7%, to $21.2 million in 2000 from $18.2 million in 1999, primarily due to increased activation commissions and additional promotions from SBM.

         Gross profit increased $2.1 million, or 22.3%, to $11.7 million in 2000 from $9.5 million in 1999. The increase was due to the increase in activation commissions.


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


         Selling, general and administrative expenses increased $583,000, or 7.0%, to $8.9 million in 2000 from $8.3 million in 1999. Most of the increase was due to an increase in compensation expenses and other expenses incurred to operate new stores, all of which resulted in our growth in revenues.

         Income from operations increased $1.6 million, or 459%, to $1.9 million in 2000 from $344,000 in 1999. The increase was due to the increase in activation commissions.

         The provision for income tax for the year ended December 31, 2000 was zero as a result of utilizing a net operating loss carryforward. The valuation allowance, which was provided against the net deferred tax asset due to the uncertainty of the future utilization of the net losses, decreased $82,000. At December 31, 2000, the Company has available for tax reporting purposes approximately $1.3 million of net operating loss carryforwards expiring in varying amounts through 2020.

         The Company had net income of $164,000 for 2000 compared to a net loss of ($873,000) in 1999. The increase in net income was due to the factors discussed above, especially the increase in activation commissions.

Liquidity and Capital Resources

         The Company's liquidity requirements have been primarily to support build-out costs for new store locations and to fund the original acquisition by Areawide LLC of the assets of the Predecessor in November 1997. The Company has historically financed liquidity needs through a combination of bank borrowings, capital contributions, loans from shareholders and cash generated from operations.

         Working capital increased $729,000 to $593,000 at December 31, 2000 from a working capital deficit of ($136,000) at December 31, 1999.

         In connection with the Harris Acquisition, on October 20, 1998, Harris loaned $2.0 million (the "Harris Debt") to Areawide, which we then transferred to SourceOne LLC in repayment of a portion of an inter-company loan balance we had with SourceOne LLC of approximately $11,575,000. In addition, we borrowed $9.5 million (the "Foothill Debt") from Foothill and LaSalle National Bank ("LaSalle"), which we then transferred to SourceOne LLC in repayment of a portion of the remaining inter-company loan balance with SourceOne LLC. The Foothill Debt bore interest at an annual rate equal to the sum of Foothill's reference rate plus 4%. In connection with the Harris Acquisition, all remaining inter-company liabilities were forgiven. The proceeds of the Harris Debt and the Foothill Debt transferred to SourceOne LLC were used to repay a portion of SourceOne LLC's loan balance with Foothill and LaSalle of approximately $28.5 million. In addition to our direct obligations to Foothill, we were required to continue our guaranty of SourceOne LLC's remaining indebtedness to Foothill and LaSalle pursuant to a guaranty (the "SourceOne Guaranty") which would have terminated if we had successfully refinanced the Foothill Debt on or before a maturity date of May 19, 1999. On November 1, 1999, we entered into an extension agreement, effective as of May 19, 1999, with Foothill extending the maturity date of the Foothill Debt to May 19, 2000.

         On September 14, 2000, Phonz acquired the Harris Debt of $2,000,000 and the outstanding balance of the Foothill Debt of $9,000,000. In addition, Phonz advanced to us $450,000 in additional funds, leaving us with an aggregate indebtedness to Phonz of $11,450,000 (the "Phonz Debt"). In connection therewith, we entered into modification and extension agreements with Phonz which extended the maturity date of the Phonz Debt to September 13, 2003. Pursuant to the extension agreements, we have agreed to make mandatory repayments of principal in the amount of $50,000 per month beginning October 18, 2000 and continuing until the eighteenth day of each month thereafter until August 18, 2003. The Phonz Debt bears interest at an annual rate equal to the sum of the base rate as announced by Albany Bank & Trust Co, N.A. plus four percent (4%).

         In addition to the Phonz Debt, Phonz acquired $2 million of SourceOne LLC's indebtedness to Foothill and LaSalle together with all rights under the Guaranty. In connection therewith, we issued 20,000 shares of our 8% Cumulative Redeemable Preferred Stock with a aggregate face amount of $2,000,000 to Phonz to satisfy our obligations under the SourceOne Guaranty.

Operating Leases

         We lease retail stores under non-cancelable lease agreements that have various dates of expiration. Future minimum lease payments under leases with non-cancelable terms in excess of one year range from $1.4 million in 2001 to $13,000 in 2007. Rent expense under all lease agreements classified as operating leases amounted to $1.5 million for the year ended December 31, 2000 and $1.5 million for the year ended December 31, 1999.

Item 3.  Description Of Properties.


         We currently lease all 45 of our existing store locations. We expect that our policy of leasing rather than owning our store locations will continue as we expand. Our leases generally provide for initial lease terms of up to 10 years. Monthly rental payments range from $900 to $8,060.

         As leases expire, we believe that we will generally be able to obtain either lease renewals for present store locations, or leases for equivalent or better locations in the same vicinity. Some of our store leases contain provisions requiring the landlord's written consent for, or permitting the landlord to terminate the lease upon, a change in control of the ownership of Areawide.

         On September 3, 1999, we entered into a lease for 9,400 square feet of office and warehouse space in Buffalo Grove, Illinois, and have recently completed the relocation of our executive offices and distribution facility to this new location. The lease commenced on October 1, 1999 and terminates on November 30, 2004. The lease provides for increasing monthly rental payments beginning at approximately $5,200 for the first six months and rising to approximately $7,000 for the final two years, except that no rent will be payable for the last two months of the term. In addition to the monthly rent, we are obligated to pay our proportionate share of common area maintenance charges and real estate taxes which are estimated to be approximately $1,800 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The table below sets forth certain information as of May 10, 2001 regarding the beneficial ownership of Common Stock by (A) each person known by us to own beneficially more than five percent of our Common Stock, (B) our directors, (C) each of the "Named Executive Officers" (as defined in "Executive Compensation-Summary Compensation Table") and Michael Kaplan and Robert Kaplan, our new Co-Presidents and Co-Chief Executive Officers, and (D) all executive officers and directors as a group (6 persons). As of May 10, 2001, there were 15,328,681 shares of Common Stock outstanding. Unless otherwise indicated, the address of each person named in the table below is c/o Areawide Cellular, Inc., 1615 Barclay Boulevard, Buffalo Grove, Illinois 60089.

                                                     Number of     Percent of Outstanding
Name                                              Shares Owned(1)    Common Stock Owned
----                                              ---------------    ------------------
Phonz Investment, L.L.C. (2)                         8,375,000              53.3%

Harris Family Areawide, L.L.C. (3)                   5,641,238              36.8%

Robert Kaplan(4)                                     1,783,875              11.5%

Brett Holdings Inc. (5)                              1,712,850              10.7%

J.F. Shea & Co. (6)                                    843,170               5.5%

Michael Kaplan(7)                                      753,750               4.8%

Darryl P. Jacobs(8)                                    167,500               1.1%

Eric Rosenbloom                                              -               *

Fred Hirt(9)                                                 -               *

Steven Zabel (10)                                            -               *

All Directors and Officers as a group (6 persons)    2,472,000              17.4%

*      Less than 1%

(1) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (i) the power to vote, or direct the voting of, such security or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of the date shown above.

(2) Includes warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.10 per share. Phonz Investment, L.L.C. is a Delaware limited liability company. Its address is 6840 West Touhy Avenue, Niles, Illinois, 60704. Phonz has sufficient voting power to control all matters requiring shareholder approval, including the election of directors and the approval of fundamental corporate transactions. Of the shares of Common Stock listed, Phonz is deemed to have beneficial ownership of 1,000,000 shares with Harris Family Areawide L.L.C., pursuant to an option granted to Phonz by Harris to purchase such shares and a proxy given to Phonz by Harris to vote such shares.

(3) Harris Family Areawide LLC is a Delaware limited liability company. Its address is 10800 Biscayne Boulevard 10th Floor, Miami, Florida 33161. Of the shares of Common Stock listed, Harris shares beneficial ownership of 843,170 shares with J.F. Shea & Co. ("Shea"), and 419,689 shares with Commonwealth Associates, L.P. ("Commonwealth"), pursuant to proxies given to Harris by Shea and Commonwealth to vote such shares.

(4) Robert Kaplan is deemed to beneficially own his shares by virtue of an investment in Phonz Investment, L.L.C.

(5) Includes options to purchase 650,000 shares of Common Stock at an exercise price of $0.10 per share. Brett Holdings Inc. is a Florida corporation whose address is 5700 N. Andrew Avenue, Suite 401, Ft. Lauderdale, Florida 33309. Elliot and Shelly Loewenstern are the sole stockholders and directors of Brett Holdings, Inc. Accordingly, they may be deemed to beneficially own the Common Stock owned by Brett Holdings, Inc. since they share voting and dispositive powers over such shares.

(6) The address of J.F. Shea & Co. is 655 Brea Canyon Road, Walnut, California 91789. Shea shares beneficial ownership of the shares listed with Harris pursuant to a proxy granted by Shea to Harris to vote such shares.

(7) Michael Kaplan is deemed to beneficially own his shares by virtue of an investment in Phonz Investment, L.L.C.

(8) Darryl Jacobs is deemed to beneficially own his shares by virtue of an investment in Phonz Investment, L.L.C.

(9) Fred Hirt resigned as President and Chief Executive Officer of Areawide on September 11, 2000. He has been included in the table pursuant to the reporting requirements of the Securities and Exchange Commission.

(10) Steve Zabel resigned as Treasurer and Chief Financial Officer of Areawide on April 27, 2001. He has been included in this table pursuant to the reporting requirements of the Security and Exchange Commission.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth information regarding our executive officers and directors as of May 10, 2001:

        Name                  Age      Position
        ----                  ---      --------

        Michael Kaplan        39       Co-President, Co-Chief Executive Officer
                                       and Director

        Robert Kaplan         38       Co-President, Co-Chief Executive Officer
                                       and Director

        Darryl P. Jacobs      38       Executive Vice President, Secretary,
                                       General Counsel and Director

        Eric Rosenbloom       36       Treasurer and Chief Financial Officer

The business experience of each of the persons listed above for at least the last five years is as follows:

MICHAEL KAPLAN. Mr. Kaplan joined our Company as a Director and Co-President and Co-Chief Executive Officer in September 2000. Since January 1, 1999, he has held the position of Vice President with Family Care Management, Ltd., an operator of long term care facilities. Before joining Family Care Management, Ltd., Mr. Kaplan spent 12 years as the Vice President of KAF Enterprises, Ltd., also an operator of long term care facilities.

ROBERT KAPLAN. Mr. Kaplan joined our Company as a Director and Co-President and Co-Chief Executive Officer in September 2000. Since January 1, 1999, he has held the position of Chief Financial Officer with Family Care Management, Ltd., an operator of long term care facilities. Before joining Family Care Management, Ltd., Mr. Kaplan spent 12 years as the Vice President of KAF Enterprises, Ltd., also an operator of long term care facilities.

DARRYL P. JACOBS. Mr. Jacobs joined our company in November 1998 as Secretary and General Counsel and became a Director of the company on September 15, 2000 and Executive Vice President on September 16, 2000. He has been of counsel to the law firm of James, Gustafson & Thompson, Ltd., a Naperville, Illinois law firm, since January 1999. From March 1996 until he joined our company, Mr. Jacobs was a partner and an associate at Sachnoff & Weaver, Ltd., a Chicago law firm. Previously, Mr. Jacobs was associated with the Chicago law firms of Wildman, Harrold, Allen & Dixon from November 1993 through March 1996, D'Ancona & Pflaum from March 1991 through November 1993 and Baker & McKenzie from June 1988 through March 1991.

ERIC ROSENBLOOM. Mr. Rosenbloom joined our company on April 30, 2001 as our Treasurer and Chief Financial Officer. He has an extensive background in both wholesale distribution and retail sales. Mr. Rosenbloom has held various financial management positions over the last 14 years and specifically worked in the telecommunication industry for the last eight years. From May 2000 until he joined our company, Mr. Rosenbloom was the Chief Financial Officer at Leavitt Communications, Inc. Prior to that, beginning in May 1995, he was the Controller, simultaneously, for both Cellular Wholesalers, Inc. and Continental Communications.

         Robert Kaplan and Michael Kaplan are brothers. There are no other family relationships among any of the directors or executive officers of Areawide.

Item 6.  Executive Compensation.

Director Compensation

         At present, we do not pay any fees to our directors for their services as directors. We will reimburse our directors for out-of-pocket expenses incurred in connection with the rendering of services as a director.

Summary Compensation Table

         The following summary compensation table sets forth the aggregate compensation paid to or earned by the Co-Presidents and Co-Chief Executive Officers and the four most highly compensated executive officers of our company (other than the President and Chief Executive Officer) whose total annual salaries and bonuses exceeded $100,000 for the year ended December 31, 2000 (the "Named Executive Officers").

                                               Annual Compensation
                                  --------------------------------------------
Name and Principal Position        Fiscal Year       Salary($)       Bonus($)
---------------------------        -----------       ---------       --------

Michael Kaplan (1)                    2000             40,000            -
   Co-President and Co-Chief          1999
   Executive Officer

Robert Kaplan                         2000             40,000            -
   Co-President and Co-Chief          1999
   Executive Officer

Fred Hirt (3)                         2000           $153,227            -
   President and Chief                1999            $61,483
   Executive Officer

Darryl P. Jacobs (4)                  2000           $151,250            -
   Executive Vice President,
   Secretary and General              1999           $150,421
   Counsel

Steven J. Zabel                       2000           $133,350            -
   Chief Financial Officer and        1999            $28,913
   Treasurer

(1) On September 16, 2000, we appointed Michael Kaplan as our new Co-President and new Co-Chief Executive Officer. He will be paid an annual salary of $160,000.

(2) On September 16, 2000, we appointed Robert Kaplan as our new Co-President and new Co-Chief Executive Officer. He will be paid an annual salary of $160,000.

(3) On August 6, 1999, we appointed Fred Hirt as our new President and Chief Executive Officer. Mr. Hirt served as a consultant to our company during 1999, for which he earned $136,845. Mr. Hirt resigned as President and Chief Executive Officer in September, 2000.

(4) Mr. Jacobs was appointed Secretary and General Counsel of our company in November 1998 and Executive Vice President in September 2000. He is currently being paid an annual salary of $190,000.

(5) Mr. Zabel resigned as our Treasurer and Chief Financial Officer on April 27, 2001.

Employment Agreements

         Mr. Jacobs and Mr. Rosenbloom have entered into at-will employment letters with our company. Mr. Jacobs' at-will employment letter, dated November 19, 1998, provides for his employment as our Secretary and General Counsel with an initial annual base salary of $150,000. Upon termination of his employment for reasons other than death, disability or for cause, Mr. Jacobs will be entitled to receive his salary for the following 135 days. In addition, upon termination of his employment as a result of the sale of substantially all of our assets, Mr. Jacobs will be entitled to receive his salary for a period of 12 months. We have entered into an at-will employment letter with Eric Rosenbloom, our new Treasurer and Chief Financial Officer. Mr. Rosenbloom's at-will employment letter, dated April 25, 2001, provides for his employment as our Chief Financial Officer with an annual base salary of $115,000. Upon termination of his employment for reasons other than death, disability or for cause, Mr. Rosenbloom will be entitled to receive his salary for 90 days.

Item 7.  Certain Relationships and Related Transactions

SourceOne Divestiture

         On October 22, 1998, Harris acquired all of the shares of Common Stock of our company held by SourceOne LLC (approximately 82.5% of the outstanding shares of our Common Stock). In connection with that transaction, Harris loaned us $2.0 million, which we transferred to SourceOne LLC in re-payment of a portion of an inter-company loan balance we had with SourceOne LLC of approximately $11,575,000. In addition, we borrowed $9.5 million from Foothill and LaSalle, which we transferred to SourceOne LLC in repayment of a portion of an inter-company loan balance. All remaining inter-company liabilities were forgiven. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources".

         On September 18, 2000, Phonz acquired the Harris Debt and the outstanding balance of the Foothill Debt of $9,000,000. In addition, Phonz advanced to us $450,000 in additional funds, leaving us with an aggregate indebtedness to Phonz of $11,450,000 (the "Phonz Debt"). In addition to the Phonz Debt, Phonz acquired $2 million of SourceOne LLC's indebtedness to Foothill and LaSalle together with all rights under our Guaranty of SourceOne LLC's indebtedness. In connection therewith, we issued 20,000 shares of our 8% Cumulative Redeemable Preferred Stock with a aggregate face amount of $2,000,000 to Phonz to satisfy our obligations under the SourceOne Guaranty.

Item 8.  Description of Securities

         Our authorized capital stock consists of (i) 100,000,000 shares of Common Stock, par value $.001 per share, of which 15,328,681 shares were outstanding as of May 10, 2001, and (ii) 1,000,000 shares of preferred stock, par value $.001 per share, of which 20,000 shares were outstanding as of May 10, 2001. The following summary description of our capital stock is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Bylaws, copies of which are filed as exhibits to this Registration Statement.

Common Stock

         Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after the payment, or providing for the payment, of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

         We have never paid dividends on our Common Stock and do not intend to pay dividends to holders of our Common Stock for the foreseeable future. In addition, the terms of the loan agreement governing the Foothill Debt preclude the payment of dividends. We intend to apply earnings, if any, to finance our operations and meet debt servicing requirements. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, restrictions contained in our financing agreements, results of operations, capital requirements and such other factors as the Board of Directors may consider relevant.

         The transfer agent and registrar for our Common Stock is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarack, Florida 33321.

Preferred Stock

         Our Board of Directors may, without further action by shareholders, from time to time, authorize the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our Board of Directors may, without shareholder approval, issue shares of preferred stock with voting and conversion rights which would adversely affect the holders of shares of Common Stock.

8% Cumulative Redeemable Preferred Stock

         We have authorized for issuance 20,000 shares of 8% Cumulative (commencing May 1, 2001) Redeemable Preferred Stock (the "8% Cumulative Preferred Stock") par value $.001 per share. All of the shares of 8% Cumulative Preferred Stock are currently outstanding. Such shares were issued to Phonz to satisfy our obligations under the SourceOne Guaranty. The aggregate face value of such shares is $2,000,000. See "Management's Discussion and Analysis of Financial Condition and Results Of Operation - Liquidity and Capital Resources".

         The following is a summary of the terms of the 8% Cumulative Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Powers, Designations, Preferences and Rights of 8% Cumulative (commencing May 1, 2001) Redeemable Preferred Stock, which was filed with the Florida Secretary of State amending our Articles of Incorporation and setting forth the rights, preferences and limitations of the 8% Cumulative Preferred Stock.

         RANKING

         The 8% Cumulative Preferred Stock will rank senior to the Common Stock in right of payment of dividends and upon liquidation. The 8% Cumulative Preferred Stock will rank PARI PASSU in right of payment of dividends and upon liquidation to any other preferred stock hereafter issued by our company, except and to the extent such preferred stock is designated in our Articles of Incorporation as ranking senior or junior to the 8% Cumulative Preferred Stock.

         DIVIDENDS

         The holders of the 8% Cumulative Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available, dividends cumulative daily from and including May 1, 2001 to and including the date on which such shares are redeemed or converted, at the rate of 8% of the Liquidation Value (as hereafter defined) per share per annum, payable in cash on June 1, September 1, December 1 and March 1 of each year beginning September 1, 2001 (each such date, a "Dividend Reference Date"). To the extent not paid on a Dividend Reference Date, all dividends which have accrued on each share of 8% Cumulative Preferred Stock outstanding during the three month period ending upon each such Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid. The "Liquidation Value" of a share of 8% Cumulative Preferred Stock as of any particular date will be equal to the sum of $100 plus any unpaid dividends on such share added thereto of such share on any Dividend Reference Date and not thereafter paid; and, in the event of any liquidation, dissolution or winding up of our company or the redemption of such share, unpaid dividends on such share will be added to the Liquidation Value of such share on the payment date in any liquidation, dissolution or winding up or on a redemption date, as the case may be, accrued to the close of business on such payment date or redemption date.

         No dividends may be paid on any shares of capital stock ranking junior to the 8% Cumulative Preferred Stock (including Common Stock) unless and until all accumulated and unpaid dividends on the 8% Cumulative Preferred Stock have been declared and paid in full.

         If we declare or pay a dividend on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then we must pay to the holders of the 8% Cumulative Preferred Stock at the time of payment thereof the Liquidating Dividends which would have been paid on the Common Stock had the 8% Cumulative Preferred Stock been converted immediately prior to the date on which a record is taken for such Liquidating Dividend, of, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

         OPTIONAL CONVERSION

         Subject to certain restrictions, at our option, each share of 8% Cumulative Preferred Stock is convertible at any time after the date of issuance and prior to mandatory conversion or redemption into a number of shares of Common Stock computed by multiplying the number of shares of 8% Cumulative Preferred Stock to be converted by the Liquidation Value of such shares and dividing the result by $2.00 per share until the earlier to occur of (i) September 14, 2003 or (ii) the date on which Harris Family Areawide, L.L.C. no longer owns any Common Shares and thereafter, the market price of the Common Stock on the date of the conversion; provided however, if we fail to file such reports as are required by the Securities Act of 1933 or the Securities Exchange Act of 1934 to enable Harris Family Areawide, L.L.C. to sell shares of Common Stock under Rule 144 of the General Rules and Regulations under the Securities Act of 1933 or other applicable rules or regulations, the September 14, 2003 date referenced above shall be extended by the amount of time equal to the time during which Harris Family Areawide, L.L.C. is deprived of its ability to sell such shares. No fractional shares will be issued upon conversion, but any fractions will be paid in cash on the basis of the then current market price of the Common Stock. Payment of accumulated and unpaid dividends with respect to each share of 8% of Cumulative Preferred Stock converted will be made upon conversion to the extent of legally available funds, or if we are unable to pay such dividends on the shares being converted, at the converting holder's option, all or a portion of such unpaid dividends may be used to acquire an additional number of shares of Common Stock determined by dividing the amount of the unpaid dividends to be applied for such purpose, by the then current market price of the Common Stock.

         MANDATORY CONVERSION

         We may, upon at least 20 but not more than 40 days prior notice to the holders of the 8% Cumulative Preferred Stock, require the conversion of all the outstanding shares of such preferred stock if (a) we effect a public offering of shares of our Common Stock under the Securities Act of 1933, as amended (the "Securities Act") in which the holders of the 8% Cumulative Preferred Stock are permitted to include and sell in the public offering all shares of Common Stock issuable upon conversion of the 8% Cumulative Preferred Stock, or (b) the shares of Common Stock issuable upon conversion of the 8% Cumulative Preferred Stock otherwise become freely tradeable.

         MANDATORY REDEMPTION

         We will redeem the outstanding shares of 8% Cumulative Preferred Stock at a price per share equal to the Liquidation Value thereof, on the earliest to occur of the following (each a "Mandatory Redemption Event"): (i) May 1, 2002;
(ii) any transfer or sale by our company of more than 50% of the ownership interests in Areawide LLC or any issuance of interests by Areawide LLC in a single or series of transactions which result in our ceasing to own at least a majority of the ownership interests in Areawide LLC; (iii) a sale or transfer of more than 50% of the assets of our company, on a consolidated basis, or of Areawide LLC, in a transaction or series of related transactions (other than sales in the ordinary course of business); (iv) any sale or issuance by our company or Areawide LLC of any debt or equity instruments which result in any equity holder of our company or Areawide LLC having the right to receive distributions of all or any portion of the proceeds thereof, provided that we are not be required to redeem shares of 8% Cumulative Preferred Stock with Retained Financing Proceeds (as defined in the Guaranty Amendment between our company and Foothill); (v) any merger, consolidation or other reorganization to which we or Areawide LLC are a party, except for a merger, consolidation or other reorganization in which (x) we or Areawide LLC are the surviving entity, (y) after giving effect thereto, the holders of our or Areawide LLC's outstanding equity (on a fully diluted basis) immediately prior to the merger will own our or Areawide LLC's outstanding equity (on a fully diluted basis) having a majority of the voting power to elect our board of directors or Areawide LLC's Board of Managers and (z) none of the equity holders of our company or Areawide LLC receive any distributions in connection with such merger, consolidation or reorganization. Notwithstanding the foregoing, no such redemption shall take place until the earlier to occur of
(i) September 14, 2003, and (ii) the date on which Harris Family Areawide, L.L.C. owns less than 500,000 shares of Common Stock; provided however, if we fail to file such reports as are required by the Securities Act of 1933 or the Securities Exchange Act of 1934 to enable Harris Family Areawide, L.L.C. to sell shares of Common Stock under Rule 144 of the General Rules and Regulations under the Securities Act of 1933 or other applicable rules or regulations, the September 14, 2003 date referenced above shall be extended by the amount of time equal to the time during which Harris Family Areawide, L.L.C. is deprived of its ability to sell such shares.

         If funds legally available for the redemption of the 8% Cumulative Preferred Stock on any Mandatory Redemption Date are insufficient to redeem the total number of shares to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of shares ratably among the holders of the shares to be redeemed based upon the aggregate Liquidation Value of such shares held by each such holder. At any time thereafter when additional funds are legally available for the redemption of shares of 8% Cumulative Preferred Stock, such funds will immediately be used to redeem the balance of such shares which we have become obligated to redeem on any Mandatory Redemption Date but which we have not redeemed.

         OPTIONAL REDEMPTIONS OR PURCHASES

         We may at any time redeem all Shares of Preferred Stock then outstanding at a price per Share equal to the Liquidation Value. Notwithstanding the foregoing, no such redemption shall take place until the earlier to occur of
(i) September 14, 2003, and (ii) the date on which Harris Family Areawide, L.L.C. owns less than 500,000 shares of Common Stock; provided however, if we fail to file such reports as are required by the Securities Act of 1933 or the Securities Exchange Act of 1934 to enable Harris Family Areawide, L.L.C. to sell shares of Common Stock under Rule 144 of the General Rules and Regulations under the Securities Act of 1933 or other applicable rules or regulations, the September 14, 2003 date referenced above shall be extended by the amount of time equal to the time during which Harris Family Areawide, L.L.C. is deprived of its ability to sell such shares.

         The number of shares of 8% Cumulative Preferred Stock to be redeemed from each holder thereof in an optional redemption will be the number of shares determined by multiplying the total number of shares of 8% Cumulative Preferred Stock to be redeemed by a fraction, the numerator of which will be the total number of shares of 8% Cumulative Preferred Stock then held by such holder and the denominator of which will be the total number of shares of 8% Cumulative Preferred Stock then outstanding.

         Notice of redemption must be mailed to each holder of 8% Cumulative Preferred Stock not more than 60 nor less than 20 days prior to the date of such redemption. Upon a redemption, dividends will cease to accumulate on the shares of 8% Cumulative Preferred Stock redeemed. If fewer than all of the shares of such preferred stock are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

         From and after a redemption date, all rights of the holders of such shares shall cease with respect to such shares. Any shares of 8% Cumulative Preferred Stock which are redeemed or otherwise acquired by Areawide will be cancelled and will not be reissued, sold or transferred, until all such shares of preferred stock have been redeemed or otherwise acquired by Areawide.

         We may not redeem any of the shares of 8% Cumulative Preferred Stock unless all dividends accrued thereon through the immediately preceding Dividend Reference Date have been paid in full.

         The right to convert the 8% Cumulative Preferred Stock will terminate on the date fixed for redemption.

         VOTING RIGHTS

         The holders of the 8% Cumulative Preferred Stock are not entitled to vote. However, for as long as any such preferred stock remains issued and outstanding, holders of a majority of the issued and outstanding shares of such preferred stock shall have the right, voting separately as a class, to elect a member of the Board of Directors of our company.

         LIQUIDATION RIGHTS

         Upon any liquidation, dissolution or winding up of our company, the holders of 8% Cumulative Preferred Stock will be entitled to be paid, before any distribution or payment is made upon any of our junior securities, an amount in cash equal to the aggregate Liquidation Value of all shares of 8% Cumulative Preferred Stock outstanding. If upon any such liquidation, dissolution or winding up of our company, our assets to be distributed among the holders of the 8% Cumulative Preferred Stock are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid, the then entire assets to be distributed will be distributed ratably among such holders based upon the aggregate Liquidation Value of the shares of 8% Cumulative Preferred Stock held by each holder. We must mail written notice of such liquidation, dissolution or winding up at least 60 days prior to the payment date stated therein, to each record holder of 8% Cumulative Preferred Stock.

Certain Florida Legislation

         The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         Our Common Stock trades over the counter through the "Pink Sheets". The following sets forth the range of high and low bid quotations for the periods indicated as reported by WallStreetCity.com. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                     High bid      Low bid
                                                     --------      -------

         First Quarter 1999                           $1.687       $0.187
         Second Quarter 1999                          $1.312       $0.187
         Third Quarter 1999                           $1.750       $0.125
         Fourth Quarter 1999                          $1.375       $0.125
         First Quarter 2000                           $0.440       $0.100
         Second Quarter 2000                          $0.440       $0.100
         Third Quarter 2000                           $0.510       $0.100
         Fourth Quarter 2000                          $0.300       $0.090
         First Quarter 2001                           $0.090       $0.090
         April 1, 2001 through May 10, 2001           $0.090       $0.050

         As of May 10, 2001, there were approximately 80 holders of record of Areawide's Common Stock.

         We have never paid dividends on our Common Stock and do not intend to pay dividends for the foreseeable future. In addition, the terms of the loan agreements governing the Phonz Debt preclude the payment of dividends. We intend to apply earnings, if any, to finance our operations and meet debt servicing requirements. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, restrictions contained in our financing agreements, results of operations, capital requirements and such other factors as the Board of Directors may consider relevant.

Item 2.  Legal Proceedings.

         We are presently a defendant in a lawsuit concerning certain premiums due on insurance policies. The lawsuit was filed in the Circuit Court of Cook County, Illinois, 3rd Municipal

District on July 26, 2000 and is entitled Dann Brothers, Inc. dba Dann Insurance
v. Areawide Cellular, Inc., Case No. 00M3 2457. The amount of damages claimed by the plaintiff is $48,617. On May 3, 2001, we tentatively settled this lawsuit by agreeing to pay the Plaintiff $37,500. The stipulation of settlement is currently being prepared. We are not a party to any other legal proceedings.

Item 3.  Changes In and Disagreements With Accountants.

         None

Item 4.  Recent Sales of Unregistered Securities.

         In September 1996, we entered into a Stock Option Agreement which granted Brett Holdings, Inc. options to acquire an aggregate of 1,250,000 shares of our Common Stock at an exercise price of $0.80 per share. Brett Holdings, Inc. subsequently assigned options to acquire an aggregate of 600,000 to three individuals. The options expire 60 days after the date on which we file a registration statement with the Commission registering the shares underlying the option. Such options were issued pursuant to an exemption from registration under the Securities Act pursuant to Section 4(2) thereof.

         From July 1997 through October 1997, we sold an aggregate of 47,000 shares of our Common Stock to five investors pursuant to exemptions available under Rule 504 of Regulation D under the Securities Act.

         In December 1997, we sold an aggregate of 43,634 shares of our Common Stock to twelve investors for $2.00 per share. Such shares were issued without registration under the Securities Act pursuant to an exemption from registration under Rule 504 of Regulation D.

         In April 1998, we acquired Areawide LLC and issued an aggregate of 14,794,188 shares of our Common Stock to sixteen persons in consideration thereof. Such shares were issued pursuant to an exemption from registration under the Securities Act pursuant to Section 4(2) thereof.

         In June 2000, pursuant to a settlement of certain litigation, we issued a warrant which granted Michael Schmidmayer the right to acquire an aggregate of 250,000 shares of our Common Stock at an exercise price of $0.10 per share, and further granted Mr. Schmidmayer the right, beginning March 20, 2001, to put to our Company all of his holdings of our Common Stock (125,000 shares) and the warrant for the sum of $175,000. On March 20, 2001, Phonz acquired all of his Common Stock and the warrant.

         In September 2000, we entered into a modification agreement with Brett Holdings, Inc. pursuant to which the exercise price of its options to acquire 650,000 shares of our Common Stock was reduced to $0.10 per share.

Item 5.  Indemnification of Directors and Officers.

         The Florida Business Corporation Act (the "Act") provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation is entitled to indemnification of expenses actually and reasonably incurred in such defense.

         The Act also provides that the corporation may indemnify an officer or director and advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful.

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances.

         Florida law and our Articles of Incorporation and Bylaws also authorize us to indemnify our directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors: (i) breach their fiduciary duties; (ii) violate certain criminal laws; (iii) derive an improper personal benefit; (iv) make certain unlawful distributions of company assets; or (v) commit reckless, wanton or willful acts of misconduct. We may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
TABLE OF CONTENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                            Page


INDEPENDENT AUDITORS' REPORT                                                F -1


FINANCIAL STATEMENTS

        Consolidated Balance Sheets                                         F -2

        Consolidated Statements of Operations                               F -3

        Consolidated Statements of Stockholders' Equity (Deficit)           F -4

        Consolidated Statements of Cash Flows                               F -5

        Notes to the Consolidated Financial Statements                F-6 - F-12

INDEPENDENT AUDITORS' REPORT



Board of Directors of
Areawide Cellular, Inc.

We have audited the accompanying consolidated balance sheets of Areawide Cellular, Inc. and Subsidiaries (the "Company"), as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, and the consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ALTSCHULER, MELVOIN AND GLASSER LLP





Chicago, Illinois
April 25, 2001

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

--------------------------------------------------------------------------------------------

                                                                   2000             1999
                                                               ------------     ------------
ASSETS

Current assets
    Cash                                                       $    655,852     $    343,582
    Accounts receivable, net of allowances of $55,000 and
      $137,000, respectively                                      2,031,183        1,607,871
    Inventory                                                     1,592,577        1,064,364
    Prepaid expenses and other current assets                        16,059           11,927
                                                               ------------     ------------
                                                                  4,295,671        3,027,744
                                                               ------------     ------------

Property and equipment, net of accumulated depreciation and
  amortization of $575,959 and $357,307, respectively               648,986          603,827
                                                               ------------     ------------

Intangible assets, net of accumulated amortization of
  $1,128,301 and $925,203, respectively                           9,637,948       10,072,218

Other assets                                                        109,779          129,483
                                                               ------------     ------------
                                                                  9,747,727       10,201,701
                                                               ------------     ------------

                                                               $ 14,692,384     $ 13,833,272
                                                               ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
    Accounts payable                                           $  1,917,620     $  1,215,844
    Accrued expenses                                                848,077          881,531
    Current portion of long-term debt                               600,000          600,000
    Deferred revenue                                                336,970          466,000
                                                               ------------     ------------
                                                                  3,702,667        3,163,375
                                                               ------------     ------------

Long-term liabilities
    Long-term debt                                               10,700,000       10,750,000
    Noncurrent portion of deferred revenue                           56,700           84,000
                                                               ------------     ------------
                                                                 10,756,700       10,834,000
                                                               ------------     ------------

Commitments and contingencies

Redeemable preferred stock (20,000 shares)                          132,210                0
                                                               ------------     ------------

Stockholders' equity (deficit)
    Preferred stock, $.001 par value; 1,000,000 shares
      authorized, 20,000 redeemable shares issued and
      outstanding at December 31, 2000                                    0                0
    Common stock, voting; $.001 par value; 100,000,000
      shares authorized; 15,328,681 shares issued and
      outstanding at December 31, 2000 and 1999                      15,329           15,329
    Additional paid-in capital                                      677,239          576,169
    Accumulated deficit                                            (591,761)        (755,601)
                                                               ------------     ------------
                                                                    100,807         (164,103)
                                                               ------------     ------------

                                                               $ 14,692,384     $ 13,833,272
                                                               ============     ============


--------------------------------------------------------------------------------
See accompanying notes.                F-2

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000 AND 1999

----------------------------------------------------------------------------------------

                                                               2000             1999
                                                           ------------     ------------
Revenue
    Service revenue                                        $ 16,173,288     $ 12,330,685
    Product sales                                             5,070,810        5,867,756
                                                           ------------     ------------
                                                             21,244,098       18,198,441
Cost of products sold                                         9,571,051        8,651,075
                                                           ------------     ------------

GROSS PROFIT                                                 11,673,047        9,547,366
                                                           ------------     ------------

Operating expenses
    Compensation expense                                      5,447,289        4,335,257
    Selling and marketing                                     1,982,397        2,429,650
    General and administrative                                1,486,853        1,568,746
    Depreciation and amortization                               832,328          870,063
                                                           ------------     ------------
                                                              9,748,867        9,203,716
                                                           ------------     ------------

INCOME FROM OPERATIONS                                        1,924,180          343,650
                                                           ------------     ------------

Other expense
    Interest expense                                          1,527,060        1,468,808
    Other                                                       233,280                0
                                                           ------------     ------------
                                                              1,760,340        1,468,808
                                                           ------------     ------------

INCOME (LOSS) BEFORE INCOME TAXES                               163,840       (1,125,158)
                                                           ------------     ------------

Income tax expense (benefit)
    Current                                                           0         (116,682)
    Deferred                                                          0         (135,370)
                                                           ------------     ------------
                                                                      0         (252,052)
                                                           ------------     ------------

NET INCOME (LOSS)                                               163,840         (873,106)

Less accretion of value of preferred stock                      (28,930)               0
                                                           ------------     ------------

INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS             $    134,910     $   (873,106)
                                                           ============     ============

Earnings (loss) per share
    Basic                                                  $       0.01     $      (0.06)
                                                           ============     ============
    Diluted                                                $       0.01     $      (0.06)
                                                           ============     ============

Weighted average number of common shares outstanding
    Basic                                                    15,328,681       15,328,681
    Common stock equivalents resulting from warrant and
      options                                                    91,213                0
                                                           ------------     ------------

    Diluted                                                  15,419,894       15,328,681
                                                           ============     ============


--------------------------------------------------------------------------------
See accompanying notes.                F-3

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2000 AND 1999

-------------------------------------------------------------------------------------------------------------------

                                                                                                          Total
                                            Common Stock             Additional       Retained        Stockholders'
                                    ----------------------------      Paid-In         Earnings           Equity
                                       Shares          Amount         Capital         (Deficit)         (Deficit)
                                    ------------    ------------    ------------     ------------     ------------
Balance, January 1, 1999              15,328,681    $     15,329    $    576,169     $    117,505     $    709,003

Net loss                                                                                 (873,106)        (873,106)
                                    ------------    ------------    ------------     ------------     ------------

Balance, December 31, 1999            15,328,681          15,329         576,169         (755,601)        (164,103)

Issuance of warrant upon
  settlement of dispute                                                  130,000                           130,000

Accretion of redemption value of
  preferred stock                                                        (28,930)                          (28,930)

Net income                                                                                163,840          163,840
                                    ------------    ------------    ------------     ------------     ------------

BALANCE, DECEMBER 31, 2000            15,328,681    $     15,329    $    677,239     $   (591,761)    $    100,807
                                    ============    ============    ============     ============     ============


--------------------------------------------------------------------------------
See accompanying notes.                F-4

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999

----------------------------------------------------------------------------------------

                                                               2000             1999
                                                           ------------     ------------
OPERATING ACTIVITIES
    Net income (loss)                                      $    163,840     $   (873,106)
    Depreciation and amortization                               832,328          870,063
    Provision for bad debts                                     (21,748)         241,350
    Settlement of dispute by issuance of warrant                130,000                0
    Issuance of preferred stock for guaranty                    103,280                0
    Deferred income taxes                                             0         (135,370)
    Changes in
        Accounts receivable                                    (401,564)       1,364,589
        Inventory                                              (528,213)         279,130
        Prepaid expenses and other current assets                (4,132)           6,721
        Other assets                                             19,704          (49,622)
        Accounts payable                                        701,776       (1,668,490)
        Accrued expenses                                        (33,454)        (188,976)
        Deferred revenue                                       (156,330)               0
                                                           ------------     ------------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         805,487         (153,711)
                                                           ------------     ------------

INVESTING ACTIVITIES
    Purchases of property and equipment                        (263,811)         (81,333)
                                                           ------------     ------------
    NET CASH USED IN INVESTING ACTIVITIES                      (263,811)         (81,333)
                                                           ------------     ------------

FINANCING ACTIVITIES
    Repayment of long-term debt                                (500,000)        (150,000)
    Proceeds from long-term debt                                450,000                0
    Payment of financing costs                                 (179,406)        (367,231)
                                                           ------------     ------------
    NET CASH USED IN FINANCING ACTIVITIES                      (229,406)        (517,231)
                                                           ------------     ------------

INCREASE (DECREASE) IN CASH                                     312,270         (752,275)

CASH
    Beginning of year                                           343,582        1,095,857
                                                           ------------     ------------

    END OF YEAR                                            $    655,852     $    343,582
                                                           ============     ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Interest paid                                          $  1,721,787     $  1,392,024
                                                           ============     ============


--------------------------------------------------------------------------------
See accompanying notes.                F-5

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1   NATURE OF ACTIVITIES

Areawide Cellular, Inc., a Florida corporation and its wholly-owned subsidiaries, Areawide Cellular, L.L.C., a Delaware limited liability company formerly known as SourceOne Wireless I, L.L.C., and Areawide Cellular, L.L.C., a Wisconsin limited liability company formed during 2000, (collectively the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories in the Chicago, Illinois, Madison, Wisconsin and, beginning in 2001, Jacksonville, Florida metropolitan areas. The Company acts as an agent for certain subsidiaries of Cingular Wireless, LLC (d/b/a Cingular formerly d/b/a CellularOne and Ameritech Cellular - collectively "Cingular"). The Company also installs cellular telephones and anti-theft deterrent devices in vehicles. The Company's stores are located predominantly in shopping centers or near major shopping areas and offer one-stop shopping for consumers seeking to purchase cellular, paging and other wireless products, services and related accessories. As of December 31, 2000 and 1999, respectively, the Company operated 36 stores and 31 stores.

The Company generates revenue from (i) retail equipment sales of cellular and wireless products, (ii) activation commissions paid by Cingular for initial customer subscription to a service plan and (iii) residual commission payments from Cingular which are based on a percentage of the customer's monthly charges. The activation commissions the Company receives under the Cingular agreement are subject to change upon 30 days notice from Cingular; however, the Cingular agreement is non-cancellable until 2003 at the earliest. Approximately 67 percent and 56 percent of the Company's revenue for the years ended December 31, 2000 and 1999, respectively, are a result of the Company's dealership agreement with Cingular and amounts due from Cingular represented 83 percent and 79 percent of accounts receivable as of December 31, 2000 and 1999, respectively. In addition to its cellular telephone business, the Company buys blocks of paging air time from paging carriers at a substantial discount and resells paging services to retail customers.

The Company has historically experienced, and the Company expects to continue to experience, seasonal fluctuations in revenue with a larger percentage of revenue typically being realized in the fourth quarter during the holiday season. In addition, the Company's results during any period can be significantly affected by the timing of store openings and the acquisitions and integration of newly opened and acquired stores into the Company's operations. Comparable store sales can also fluctuate significantly from period to period as a result of a variety of other factors including the timing of periodic promotions sponsored by carriers, the introduction of new wireless equipment and the acquisition of large corporate accounts.

Substantially all Company purchases of new cellular phones are made directly from Cingular. Amounts due to Cingular represent 70 percent of accounts payable at both December 31, 2000 and 1999.


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies is as follows:

    BASIS OF PRESENTATION--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.


--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    USE OF ESTIMATES--The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

    REVENUE RECOGNITION

        Product Sales--Revenue from retail product sales is recognized upon delivery of such equipment to the customer.

        Activation Commissions--Activation commissions are recognized at the time of sale to the customer at Cingular's rates in effect at the time of sale. New subscription activation commissions are fully refundable if the subscriber cancels service within a certain minimum period of continuous active service. Customers generally sign a service agreement that requires a customer deposit which is forfeited in case of early cancellation. At December 31, 2000 and 1999, the Company's allowance for accounts receivable includes an amount for estimated cancellation losses, net of deposit forfeitures, which is reflective of the historical cancellation experience.

        Residual Income--The Company generally receives monthly residual income from Cingular based on a percentage of actual phone usage by subscribers. Revenue from residual income is recognized as the cellular service is provided. Revenue from prepaid pager service is deferred and recognized over the period service is provided.

    CONCENTRATION OF BANK DEPOSITS--The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

    INVENTORY--Inventories consist of cellular telephone equipment and accessories as well as pagers and automobile anti-theft deterrent devices held for resale. Inventory is stated at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method.

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. A substantial amount of the cost of store build-outs and remodelings is paid directly by Cingular and is not reflected in the books and records of the Company. For financial reporting purposes, depreciation is computed under the straight-line and accelerated methods over the estimated useful lives of the assets. For income tax reporting purposes, depreciation is computed under accelerated methods, as permitted under the Internal Revenue Code.

    GOODWILL--Goodwill represents the excess of cost over the fair value of net assets of acquired businesses and is being amortized on a straight-line basis over a period of thirty years. Accumulated amortization amounted to $1,128,301 and $758,263 at December 31, 2000 and 1999, respectively.


--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    DEFERRED FINANCING COSTS--Costs incurred in connection with obtaining financing are amortized over the term of the related debt. Such costs were fully amortized and written off as of December 31, 2000.

    IMPAIRMENT OF LONG-LIVED ASSETS--In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine whether a write-down to market value or discounted cash flow value is required.

    INCOME TAXES--Deferred income taxes are provided for temporary differences between financial and income tax reporting (Note 5).

    ADVERTISING AND PROMOTION--All costs associated with advertising and promotion are charged to operations as incurred. Such expenses are included in selling and marketing expenses in the statement of operations and amounted to $385,258 and $664,444 for the years ended December 31, 2000 and 1999, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Management believes the fair value of financial instruments, other than debt instruments, closely approximates their carrying value. Management believes the fair value of the long-term debt at December 31, 2000 is $1,143,000 less than its carrying value. Management has estimated the fair value by discounting expected cash flows using an interest rate that management believes is approximately equal to the interest rate available for similar debt.

    ACCRETION OF PREFERRED STOCK--Mandatory redeemable preferred stock (Note 4) is being accreted to its redemption value using the interest method.

    EARNINGS PER SHARE--The Company computes earnings per share under Financial Accounting Standard (FAS) No. 128, "Earnings per Share." Under FAS 128, "Basic Earnings per Share" is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. In arriving at net income (loss) available to common stockholders, preferred dividends and accretion of value of preferred stock are deducted from the reported net income (loss). "Diluted Earnings per Share" reflects the potential dilution that could occur if warrants and options or other contracts to issue common stock were exercised and resulted in the issuance of additional common shares. For the year ended December 31, 1999, diluted earnings per share are identical to basic earnings per share because options and warrants are antidilutive when net losses are reported.

    CHANGE IN ACCOUNTING--Effective January 1, 1999, the Company changed its revenue recognition policy to be in conformity with the policies described above. As a result, stockholders' equity as of December 31, 1998, as previously reported, was reduced by approximately $650,000.


--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 3   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2000 and 1999 consist of:

                                                                            Estimated
                                             2000              1999        Useful lives
                                         ------------     ------------     ------------

         Leasehold improvements          $    743,438     $    683,897           5
         Furniture and fixtures               218,852          182,439          10
         Computer equipment                   232,952           65,095           3
         Automobile                            29,703           29,703           3
                                         ------------     ------------
                                            1,224,945          961,134
         Accumulated depreciation and
          amortization                       (575,959)        (357,307)
                                         ------------     ------------

                                         $    648,986     $    603,827
                                         ============     ============

Depreciation expense amounted to $218,653 and $178,135 for years ended December 31, 2000 and 1999, respectively.


NOTE 4   LONG-TERM DEBT

As of December 31, 1998, the Company was obligated to Harris Family Areawide, LLC ("Harris" - who, through September 18, 2000, owned 14,794,188 shares (or approximately 82.5 percent) of the Company's outstanding common stock) in the amount of $2,000,000 and to Foothill Capital Corporation ("Foothill") and LaSalle National Bank ("LaSalle") in the amount of $9,500,000 (the "Foothill Debt") under various loan agreements. The Harris loan bore interest at a rate of 12 percent per annum and was originally due on October 20, 2000. The Foothill Debt bore interest at an annual rate equal to the sum of Foothill's reference rate plus 4 percent and was originally due on May 19, 1999. On November 1, 1999, the Company entered into an extension agreement, effective May 19, 1999, with Foothill extending the maturity date of the Foothill Debt to May 19, 2000. In addition to the Company's direct obligations to Foothill, the Company was required to continue its guaranty of Source One Wireless, L.L.C.'s ("Source One"
- a former owner of a predecessor of the Company) remaining indebtedness to Foothill and LaSalle, pursuant to a guaranty which would have terminated if the Company had successfully refinanced the Foothill Debt on or before a maturity date of May 19, 1999.

On September 18, 2000, Phonz Investment, LLC ("Phonz") acquired 7,000,000 shares of the Company's common stock owned by Harris (approximately 45.7 percent of the outstanding common stock) and an option to acquire 1,000,000 additional shares from Harris for a period of eighteen months. At the same time, Phonz acquired the outstanding balances due to Harris and the Foothill Debt and advanced the Company $450,000 in additional funds leaving the Company with an aggregate indebtedness of $11,450,000 (the "Phonz Debt") which is secured by substantially all of the assets of the Company. In connection therewith, the Company entered into modification and extension agreements with Phonz which provides for the Company to make monthly payments of $50,000 plus interest, at the rate equal to the sum of Albany Bank & Trust Co., N.A.'s ("Albany Bank") base rate plus 4 percent (13.5 percent at December 31, 2000), and extended the maturity date of the Phonz Debt to September 13, 2003. The maturity of $2,000,000 of the balance may be accelerated to an earlier date if and when Harris owns less than 500,000 shares of the Company's common stock.


--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 4   LONG-TERM DEBT, CONTINUED

As of December 31, 2000 and 1999, the long-term debt balance totaled $11,300,000 and $11,350,000, respectively. The current portion of $600,000 presented for each year reflects the principal portion to be paid in the subsequent year based on the provisions of the Phonz Debt.

The Company charged $463,875 to interest expense related to the Phonz Debt during 2000. During 2000 and 1999, respectively, the Company charged $171,333 and $243,333 to interest expense related to the Harris loan.

In addition to the Phonz Debt, Phonz acquired $2,000,000 of Source One's indebtedness to Foothill and LaSalle together with all rights under the guaranty. In connection therewith, the Company issued 20,000 shares of its 8% Cumulative Redeemable Preferred Stock ("Preferred Stock") with an aggregate liquidation value of $2,000,000 to Phonz to satisfy the Company's obligation under the Source One guaranty. These shares are convertible to common stock at the rate of $2 per share anytime prior to September 13, 2003 and at the lesser of $2 per share or the fair market value of the common stock if converted after September 13, 2003. If the Preferred Stock is not converted to common stock, the Company is required to redeem the Preferred Stock with legally available funds, at the earlier of the satisfaction of certain events or September 14, 2003, for $2,000,000 plus any unpaid dividends. During 2000, the Company recognized an expense of $103,280, representing the fair value of the 20,000 shares of Preferred Stock that were issued and charged $28,930 to additional paid-in capital representing accretion of the value of the Preferred Stock.

In connection with the Phonz refinancing, the Company has guaranteed the outstanding loan balances due from Phonz to Albany Bank. Management was informed that the outstanding balances due from Phonz to Albany Bank aggregated approximately $2,372,000 as of December 31, 2000.


NOTE 5   INCOME TAXES

The Company uses the asset and liability method for determining deferred income taxes. The provision (benefit) for income taxes consists of the following:

                                          2000             1999
                                      ------------     ------------

         Current expense (benefit)
            Federal                   $          0     $   (102,246)
            State                                0          (14,436)
                                      ------------     ------------
                                                 0         (116,682)
                                      ------------     ------------

         Deferred expense
            Federal                              0         (115,000)
            State                                0          (20,370)
                                      ------------     ------------
                                                 0         (135,370)
                                      ------------     ------------

                                      $          0     $   (252,052)
                                      ============     ============

--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 5   INCOME TAXES, CONTINUED

A reconciliation of the provision for income taxes on net income (loss) and the amount computed by applying the federal income tax rate to income (loss) before income tax expense is as follows:

                                                      2000              1999
                                                  ------------     ------------

         Computed income tax expense (benefit)
          at federal statutory rate               $     58,000     $   (353,000)
         State income taxes                             13,000          (56,000)
         Amortization of intangible assets             (30,000)         (30,000)
         Issuance of preferred stock for
          guaranty                                      41,000                0
         Adjustment to net operating loss
          carryforward                                       0         (242,052)
         (Decrease) increase in valuation
          allowance for deferred taxes                 (82,000)         429,000
                                                  ------------     ------------

                                                  $          0     $   (252,052)
                                                  ============     ============

Deferred income tax assets and liabilities result from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. The Company's net deferred income tax asset consisted of the following:

                                                      2000              1999
                                                  ------------     ------------

         Gross deferred tax asset
            Net operating loss carryforwards      $    530,000     $    411,000
            Deferred revenue                           157,000          220,000
            Other                                       41,000           40,000
                                                  ------------     ------------
                                                       728,000          671,000
            Valuation allowance                       (347,000)        (429,000)
                                                  ------------     ------------
            Net deferred tax asset                     381,000          242,000

         Gross deferred tax liabilities
            Amortization of intangibles               (361,000)        (222,000)
            Depreciation and amortization of
              property and equipment                   (20,000)         (20,000)
                                                  ------------     ------------

         Net deferred tax asset (liability)       $          0     $          0
                                                  ============     ============

At December 31, 2000, the Company has available for tax reporting purposes approximately $1,324,000 of net operating loss carryforwards expiring in varying amounts through 2020.

--------------------------------------------------------------------------------

AREAWIDE CELLULAR, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 6   EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) employee savings plan covering all employees who meet certain eligibility requirements as defined by the plan. Eligible employees can contribute up to 15 percent of their gross wages, not to exceed the Internal Revenue Service limit, and are fully vested in these contributions immediately. The plan provides for employer matching contributions of one half of employee voluntary contributions up to 4 percent of gross wages. Participants vest in employer contributions over a five year period. Company matching contributions to the plan amounted to $23,807 and $21,907 for the years ended December 31, 2000 and 1999, respectively.


NOTE 7   COMMITMENTS AND CONTINGENCIES

On February 24, 1999, the Company was named as a defendant in an action filed by a stockholder in the Circuit Court of Miami-Dade County, Florida regarding the Company's obligation to register certain shares of its common stock with the Securities and Exchange Commission. On June 20, 2000, the dispute was settled whereby the Company issued a warrant to the stockholder to purchase up to 250,000 shares of the Company's common stock at $0.10 per share and gave the stockholder the right, beginning on March 20, 2001, to put to the Company all of his holdings of the Company's common stock and the warrant for the sum of $175,000. During 2000, the Company recognized an expense of $130,000 relating to the settlement of this dispute. On March 20, 2001, Phonz acquired all of the stock and the warrant from the stockholder.

As of December 31, 2000, there were options outstanding to purchase 1,250,000 shares (650,000 with an exercise price of $0.10 per share, expiring August 15, 2003 and 600,000 with an exercise price of $0.80 per share, expiring August 15,
2003) of the Company's common stock outstanding. These options, along with common shares, were purchased by a third party in 1996.

The Company leases retail stores under noncancellable lease agreements that expire at various dates. The Company also leases office and warehouse space for its executive offices and distribution facility in Buffalo Grove, Illinois. The lease commenced on October 1, 1999 and expires on November 30, 2004. For a majority of the leases, the Company is responsible for its proportionate share of real estate taxes and operating expenses. Future minimum lease payments are as follows:

         2001                         $ 1,382,000
         2002                           1,379,000
         2003                           1,155,000
         2004                             958,000
         2005                             652,000
         Thereafter                       227,000
                                      -----------

                                      $ 5,753,000
                                      ===========

Rent expense under all lease agreements amounted to $1,499,607 and $1,451,056 for the years ended December 31, 2000 and 1999, respectively.


--------------------------------------------------------------------------------

Item 6.  Exhibits

Exhibit No.     Description                                                               Page Number
-----------     -----------                                                               -----------
    2.1         Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne
                Wireless I, L.L.C., Areawide Cellular, Inc., Cellular Communication
                Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular,
                Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging,
                Inc.

    2.2         Amendment No. 1 to Acquisition Agreement among SourceOne Wireless,
                L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular Inc., Cellular
                Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated
                September 30, 1997 pursuant to which Areawide LLC acquired assets of
                Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and
                Area Plus Paging, Inc.

    2.3         Acquisition Agreement among Community Redevelopment Corporation,
                SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of
                January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.4         Amendment No. 1 to Acquisition Agreement among Community Redevelopment
                Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C.
                dated as of January 19, 1998 pursuant to which Areawide acquired
                Areawide LLC.

    2.5         Amendment No. 2 to Acquisition Agreement among Community Redevelopment
                Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C.
                dated as of January 19, 1998 pursuant to which Areawide acquired
                Areawide LLC

    3.1         Restated Articles of Incorporation of Areawide Cellular, Inc.

    3.2         By-Laws of Areawide Cellular, Inc.

    3.3         Articles of Amendment to Articles of Incorporation of Areawide
                Cellular, Inc. dated August 27, 1999.

    3.4         Articles of Amendment to Articles of Incorporation of Areawide
                Cellular, Inc. dated September 13, 2000.

   10.1         Authorized Sales and Service Agreement dated October 1, 1997, between
                Southwestern Bell Mobile Systems, Inc. d/b/a SBM(R)-Chicago and Areawide
                Cellular, Inc.*

   10.2         Amendment No. 1 to Authorized Sales and Service Agreement dated
                October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a
                SBM(R)-Chicago and Areawide Cellular, Inc.*

   10.3         Loan Agreement dated October 20, 1998 between Foothill Capital
                Corporation and LaSalle National Bank, as lenders, and Areawide
                Cellular, L.L.C., as borrower.

   10.4         Amendment No. 1 to Loan Agreement dated October 20, 1998 between
                Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular, L.L.C., as borrower.

   10.5         Loan Agreement dated October 20, 1998 between Harris Family Areawide
                L.L.C. and Areawide Cellular, L.L.C.

   10.6         Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.7         Amendment No. 1 to Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.8         Amendment No. 2 to Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.9         Lease with Arthur J. Rogers and Company for 1615 Barclay Avenue,
                Buffalo Grove, Illinois

   10.10        Modification and Extension Agreement dated September 14, 2000 between
                Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to
                Loan Agreement referenced in Exhibit 10.3.

   10.11        Modification and Extension Agreement dated September 14, 2000 between
                Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to
                Loan Agreement referenced in Exhibit 10.5.

   10.12        Cellular Services Sale Agreement dated July 17, 2000 by and between
                Areawide Cellular, Inc. and Ameritech Mobile Communications, Inc.*

   10.13        Regional Addendum dated July 17, 2000, between Areawide Cellular, Inc.
                and Ameritech Mobile Communications, Inc.*

   10.14        Authorized Agency Agreement dated March 22, 2000, by and between
                Cingular Wireless, L.L.C. and Areawide Cellular, L.L.C.*

   21.1         Subsidiary of Areawide


* Areawide has filed a request for confidential treatment of portions of these Exhibits.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

May 14, 2001

                                 AREAWIDE CELLULAR, INC.


                                 By: /s/ Michael Kaplan
                                     ------------------
                                     Michael Kaplan
                                     Co-President and Co-Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.     Description                                                               Page Number
-----------     -----------                                                               -----------
    2.1         Acquisition Agreement among SourceOne Wireless, L.L.C., SourceOne
                Wireless I, L.L.C., Areawide Cellular, Inc., Cellular Communication
                Corp., Acel, Inc. and Area Plus Paging, Inc. dated September 30, 1997 pursuant to which Areawide LLC acquired assets of Areawide Cellular,
                Inc., Cellular Communication Corp., Acel, Inc. and Area Plus Paging,
                Inc.

    2.2         Amendment No. 1 to Acquisition Agreement among SourceOne Wireless,
                L.L.C., SourceOne Wireless I, L.L.C., Areawide Cellular Inc., Cellular
                Communication Corp., Acel, Inc. and Area Plus Paging, Inc. dated
                September 30, 1997 pursuant to which Areawide LLC acquired assets of
                Areawide Cellular Inc., Cellular Communication Corp., Acel, Inc. and
                Area Plus Paging, Inc.

    2.3         Acquisition Agreement among Community Redevelopment Corporation,
                SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C. dated as of
                January 19, 1998 pursuant to which Areawide acquired Areawide LLC.

    2.4         Amendment No. 1 to Acquisition Agreement among Community Redevelopment
                Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C.
                dated as of January 19, 1998 pursuant to which Areawide acquired
                Areawide LLC.

    2.5         Amendment No. 2 to Acquisition Agreement among Community Redevelopment
                Corporation, SourceOne Wireless, L.L.C., SourceOne Wireless I, L.L.C.
                dated as of January 19, 1998 pursuant to which Areawide acquired
                Areawide LLC

    3.1         Restated Articles of Incorporation of Areawide Cellular, Inc.

    3.2         By-Laws of Areawide Cellular, Inc.

    3.3         Articles of Amendment to Articles of Incorporation of Areawide
                Cellular, Inc. dated August 27, 1999.

    3.4         Articles of Amendment to Articles of Incorporation of Areawide
                Cellular, Inc. dated September 13, 2000.

   10.1         Authorized Sales and Service Agreement dated October 1, 1997, between
                Southwestern Bell Mobile Systems, Inc. d/b/a SBM(R)-Chicago and Areawide
                Cellular, Inc.*

   10.2         Amendment No. 1 to Authorized Sales and Service Agreement dated
                October 1, 1997, between Southwestern Bell Mobile Systems, Inc. d/b/a
                SBM(R)-Chicago and Areawide Cellular, Inc.*

   10.3         Loan Agreement dated October 20, 1998 between Foothill Capital
                Corporation and LaSalle National Bank, as lenders, and Areawide
                Cellular, L.L.C., as borrower.

   10.4         Amendment No. 1 to Loan Agreement dated October 20, 1998 between
                Foothill Capital Corporation and LaSalle National Bank, as lenders, and Areawide Cellular, L.L.C., as borrower.

   10.5         Loan Agreement dated October 20, 1998 between Harris Family Areawide
                L.L.C. and Areawide Cellular, L.L.C.

   10.6         Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.7         Amendment No. 1 to Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.8         Amendment No. 2 to Guaranty of Indebtedness of SourceOne Wireless, Inc.

   10.9         Lease with Arthur J. Rogers and Company for 1615 Barclay Avenue,
                Buffalo Grove, Illinois

   10.10        Modification and Extension Agreement dated September 14, 2000 between
                Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to
                Loan Agreement referenced in Exhibit 10.3.

   10.11        Modification and Extension Agreement dated September 14, 2000 between
                Phonz Investment, L.L.C. and Areawide Cellular, L.L.C. relating to
                Loan Agreement referenced in Exhibit 10.5.

   10.12        Cellular Service Sales Agreement dated July 17, 2000 by and between
                Areawide Cellular, Inc. and Ameritech Mobile Communications, Inc.*

   10.13        Regional Addendum to Cellular Service Sales Agreement dated July 17,
                2000, between Areawide Cellular, Inc. and Ameritech Mobile
                Communications, Inc.*

   10.14        Authorized Agency Agreement dated March 22, 2001, by and between
                Cingular Wireless, L.L.C. and Areawide Cellular, L.L.C.*

   21.1         Subsidiary of Areawide

* Areawide has filed a request for confidential treatment of portions of these Exhibits.